UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549

                                   SCHEDULE 13D


                         Under the Securities Exchange Act of 1934


                             Best of America Corporation
                        ----------------------------------------
                                    (Name of Issuer)

                                     Common Stock
                                     ------------
                           (Title of Class of Securities)

                                       0865332108
                                       ---------
                                     (CUSIP Number)

                                     Brett N. Brinson
                                    -------------------

           Post Office Box 3513, Baton Rouge, Louisiana 70821  (504) 387-0999
     ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                     Communications)

                                      July 28, 1998
                                     ----------------
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box is a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

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1 Name of Reporting Person - The Julian Rish Group, Inc.
 S.S. or I.R.S. Identification No. of Above Person 72-0835074

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2 N/A

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3 N/A

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4 Source of Funds - PF; 00

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5 N/A

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6 Citizenship or Place of Organization
 Louisiana

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    Number of         7        Sole Voting Power
       Shares                  5,146,961 of common stock
   Beneficially                216,200 of preferred stock
    Owned By
       Each           8        Shares of Voting Power
    Reporting                  -0-
  Person With
                      9        Sole Dispositive Power
                               5,146,961 of common stock
                               216,200 of preferred stock

                     10        Shared Dispositive Power
                               -0-

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11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,146,961 of common stock
       216,200 of preferred stock

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12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[__]

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13     Percent of Stock Represented by Amounts in Row (11) are 52.9% of Common
       Stock based upon outstanding shares of 9,729,000 as of 7/28/98, 100% of Preferred Stock based upon outstanding shares of 216,200 as of 7/28/98

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14     Type of Reporting Person - CO

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1       Name of Reporting Person - Julian P. Rish

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2       N/A

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3       N/A

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4       Source of Funds - PF; 00

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5       N/A

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6       Citizenship or Place of Organization
        USA

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

 Number of      7     Sole Voting Power
  Shares              15,000 of common stock
 Beneficially
 Owned By       8     Shares of Voting Power
  Each                -0-
Reporting
Person With     9     Sole Dispositive Power
                      15,000 of common stock

               10     Shared Dispositive Power
                      -0-

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11     Aggregate Amount Beneficially Owned by Each Reporting Person
       5,161,961 of common stock
       216,200 of preferred stock

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12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [__]

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13    Percent of Stock Represented by Amounts in Row (11) are 53.1% of Common
       Stock based upon outstanding shares of 9,729,000 as of 7/28/98

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14 Type of Reporting Person - IN

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Item 1. Security and Issuer

   The class of equity securities to which this statement relates is the common stock of Best of America Corporation, a Colorado corporation (the "Issuer").

    The principal executive office is 674 Renoir Avenue, Suite 1, Baton Rouge, Louisiana 70806. Telephone number (504)926-0596.


Item 2. Identity and Background

 The information is provided below with respect to the reporting person.

 (I)   (a) The Julian Rish Group, Inc.;

       (b) Organized under the laws of the State of Louisiana;

       (c) The Julian Rish Group, Inc. is a Business Management Group. The address is 674 Renoir Avenue, Suite 1, Baton Rouge, Louisiana 70806;

       (d) During the last five years, The Julian Rish Group, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) During the last five years, The Julian Rish Group, Inc. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (II)  (a) Julian P. Rish;

       (b) 12113 Industriplex Boulevard, Baton Rouge, Louisiana 70809;

       (c) Julian Rish is an entrepreneur who has focused his interest in the Baton Rouge and south Louisiana area. He is the president and sole shareholder of The Julian Rish Group, Inc. which provides various management consulting services and pursues various acquisitions. Mr. Rish is also a director of Baton Rouge Outpatient Rehab, Inc. which provides rehabilitation services primarily for Medicare/Medicaid patients;

       (d) During the last five years, Julian Rish has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

       (e) During the last five years, Julian Rish has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

        (f) I am a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

  On July 28, 1998, with corporate funds of The Julian Rish Group, Inc., no part of which has been borrowed, The Julian Rish Group, Inc. purchased 4,570,682 shares of common stock and 216,200 of preferred stock of the Issuer from American National Corporation and 576,279 shares of common stock of the Issuer from Marbane Construction Company. The purchase price of the stock was $80,000 paid in cash and the assumption of approximately $74,800.00 of debt from the Sellers and other related entities and individuals.

   Julian Rish, with personal funds, had previously purchased 15,000 shares of common stock of the Issuer. The purchase was in excess of a year prior to the purchase by The Julian Rish Group, Inc. and was not part of a plan to obtain a controlling interest in the Issuer.


Item 4. Purpose of Transaction

    The Julian Rish Group, Inc. is currently evaluating certain acquisitions to be pursued by the Issuer. However, at this time, such evaluations are of a preliminary nature. The Julian Rish Group, Inc. is also considering selling the Issuer*s wholly owned subsidiary, Best of America Car Wash Systems, Inc. if a willing buyer can be located.

    The Julian Rish Group, Inc. intends to call a shareholders* meeting to elect a new board of directors. The new board will then evaluate the existing management structure of the Issuer and will make changes as it deems appropriate.

    Various brokers have been in contact with The Julian Rish Group, Inc. regarding its plans for the Issuer. They indicated they intend to recommend to their clients to acquire some of the remaining outstanding stock based on the belief that The Julian Rish Group, Inc. will be able to improve the Issuer's financial position.

 Except as set forth above, neither The Julian Rish Group, Inc. nor Julian Rish has any plans or proposals with respect to any of the matters set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

    As of July 28, 1998, The Julian Rish Group, Inc. *beneficially owned* 5,146,961 shares of common stock and 216,200 shares of preferred stock of the Issuer. On July 28, 1998, there were 9,729,000 shares of common stock of the Issuer outstanding. The Julian Rish Group, Inc. beneficially owns 52.9% of the common stock of the Issuer and 100% of the preferred stock of the Issuer. As of July 28, 1998, Julian Rish *beneficially owns* 5,161,961 shares of common stock and 216,200 shares of preferred stock of the Issuer. Of those shares *beneficially owned* by Julian Rish, all but 15,000 shares of common stock of the Issuer are directly owned by The Julian Rish Group, Inc. As of July 28, 1998, Julian Rish *beneficially owned* 53.1% of the common stock of the Issuer and 100% of the preferred stock of the Issuer.

    (b) Of the 5,146,961 shares of common stock and 216,200 shares of preferred stock *beneficially owned* by The Julian Rish Group, Inc., The Julian Rish Group, Inc. has sole voting power and sole power to dispose of the shares. Of the 5,161,961 shares of common stock and 216,200 shares of preferred stock *beneficially owned* by Julian Rish, Julian Rish has sole voting power and sole power to dispose of 15,000 shares of common stock of the Issuer.

   (c) There were no transactions by The Julian Rish Group, Inc. or Julian Rish, except those discussed in Item III herein, in the past sixty (60) days which effected the common stock or preferred stock of the Issuer.

    (d) Michael A. Yates, the majority shareholder and president of American National Corporation has the authority to direct the receipt of dividends from the sale of the common stock and preferred stock sold from American National Corporation to The Julian Rish Group, Inc.

    Michael A. Yates, the president and the *beneficial owner* of all of the outstanding stock of Marbane Construction Company, has the authority to direct the receipt of dividends from the proceeds of the sale of the common stock of the Issuer from Marbane Construction Company to The Julian Rish Group, Inc.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Neither Julian Rish nor The Julian Rish Group, Inc. has any contracts, arrangements, understandings, or relationships with respect to the common stock of the Issuer, except for the terms of the above-mentioned transaction.


Item 7. Material to be Filed as Exhibits

 Neither The Julian Rish Group, Inc. nor Julian Rish has any written agreements to be filed as exhibits relating to joint acquisition statements or written agreements, contracts, arrangements, understandings, plans, or proposals relating to (1) the borrowing of funds to finance the acquisition of the equity securities disclosed in Item 3, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or giving or withholding of any proxy as disclosed in
Item 6.